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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 15


     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number:   1-9899


                            MEDCHEM PRODUCTS, INC.
            (Exact name of registrant as specified in its charter)


                            232 West Cummings Park
                         Woburn, Massachusetts  01801
                                (617) 932-5900
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Common Stock, par value $0.01 per share
                        Preferred Stock Purchase Rights
           (Title of each class of securities covered by this Form)


                                     None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]         Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(1)(ii)     [ ]         Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(i)      [ ]         Rule 12h-3(b)(2)(ii)    [ ]
     Rule 12g-4(a)(2)(ii)     [ ]         Rule 15d-6              [ ]
     Rule 12h-3(b)(1)(i)      [x]

     Approximate number of holders of record on the certification or notice date:

               Common Stock, par value $0.01 per share:    1
                                                        -------
               Preferred Stock Purchase Rights:            0
                                                        -------

     Pursuant to the requirements of the Securities Exchange Act of 1934 MedChem Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 31, 1995


                                       By: /s/ Richard A. Flink
                                           ----------------------------------
                                           Name:    Richard A. Flink
                                                    Title:   Clerk